

November 10, 2020

Guy Bernstein
Chief Executive Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda 6021805
Isreal

> **Re: Formula Systems (1985) Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed June 29, 2020**
> **File No. 000-29442**

Dear Mr. Bernstein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Consolidated Statements of Profit or Loss, page F-7

1. We note that your presentation of revenue as "software services" and "proprietary software products and related services" is based on the category for which each subsidiary earns the most revenue. Please tell us the amount of product and service revenue included in each line item and tell us what consideration was given to separately presenting revenue from products (i.e. licenses and hardware) and revenue from services. We refer you to Rule 5-03(b) of Regulation S-X. As part of your response, clarify whether you consider the sale of proprietary licenses with significant related services (treated as one performance obligation) to be a product or service and quantity the related revenue.

Note 2. Significant Accounting Policies
12. Revenue recognition, page F-25

2.   You disclose that the residual approach is used to determine the standalone selling prices of software licenses due to the lack of selling software licenses on a stand-alone basis. Tell us how you evaluated other methods to estimate standalone selling price of your software licenses. Also, tell us if and how you considered whether the selling price of the software is highly variable. Refer to IFRS 15.79.

3.   Please tell us what consideration was given to disclosing the revenue recognised in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to IFRS 15.116.

4.   Tell us what consideration was given to disclosing the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period as well as an explanation of when you expect to recognize such revenue. Refer to IFRS 15.120.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine Dietz, Senior Staff Accountant at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology